RESIGNATION LETTER

To:	Board of Directors of Remedent, Inc., a Nevada corporation, and Remedent N.V., a Belgium corporation, (collectively, the “Companies”):

          I hereby tender my resignation as a Director, Chief Executive Officer and any other position(s) that I may hold, or may be construed to hold, with the Companies. I hereby request that you accept this letter of resignation and relieve me from my aforementioned position(s) effective as of the closing of my purchase of 50% ownership interest in Remedent OTC BV from Remedent, Inc.

Dated: December 3, 2008
/s/ Robin List Robin List